SCHEDULE 13G


	       Under the Securities Exchange Act of 1934
			(Amendment No. _________)*


Blackrock Strategic Term Trust, Inc._________________________
(Name of Issuer)
Common Stock____________________________________________________
(Title of Class of Securities)
09247P108_______________________________________________________
(CUSIP Number)
________________________________________________________________

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however. see the Notes).



CUSIP NO 09247P108_____________          13G                   Page____ of _____



1.  Name of Reporting Person
	S.S. or I.R.S. Identification No. of Above Person
Lowe, Brockenbrough & Tattersall, Inc.
54-0859081


2.  Check the Appropriate Box if a Member of a Group*

							(a)
							(b) XX


3.  SEC USE ONLY



4.  Citizenship or Place of Organization
6620 W. Broad Street Suite 300
Richmond, Virginia 23230-1720


Number of               5.  Sole Voting Power 5,782,800 shares
    Shares
Beneficially            6.  Shared Voting Power
Owned by
    Each                7.  Sole Dispositive Power 5,782,800
Reporting
    Person              8.  Shared Voting Power
    With



9.  Aggregate Amount Beneficially Owned By Each Reporting Person
	     5,782,800 shares


10.  Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares*



11.  Percent Of Class Represented By Amount In Row 9
	    10.06%


12.  Type of Reporting Person*
       	IA





SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Blackrock Strategic Term Trust, Inc.


ITEM 1:
  a)  c/o Dean Witter InterCapital, Inc.
  b)  Two World Trade Center 71st Floor
       New York New York 10048

ITEM 2:
  a)  Lowe, Brockenbrough & Tattersall, Inc.
  b)  6620 W. Broad Street Ste. 300 Richmond, Virginia 23230-1720
  c)  USA
  d)  Common Stock
  e)  09247P108

ITEM 3:
  e)  IA

ITEM 4:
  a)   5,782,800 SHARES
  b)   10.06%
  c) (i)  5,782,800 shares
     (ii) 0
    (iii) 5,782,800 shares
    (iv)  0

ITEM 5:
  Not Applicable

ITEM 6:
  Not applicable

ITEM 7:
  Not applicable

ITEM 8:
  Not applicable

ITEM 9:
  Not applicable

Date:  June 10, 1996


_____________________________________
Kevin Girts, Executive Vice President